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                                                                    Exhibit 20.1

                             MANGOSOFT CORPORATION
                          MERGER CONSENT SOLICITATION
                                      AND
                             INFORMATION STATEMENT

                                 August 2, 1999


To the Stockholders
to MangoSoft Corporation

Ladies and Gentlemen:

         MangoSoft Corporation ("Mango"), a Delaware corporation, of which you own shares of capital stock, intends to enter into an Agreement and Plan of Merger (the "Merger Agreement") with First American Clock Co., a publicly-traded Nevada corporation ("Parent"), and its wholly-owned subsidiary, MangoMerger Corp., a Delaware corporation ("Merger-Sub") pursuant to which Mango shall merge (the "Merger") into a Merger-Sub and your shares will be converted into shares common stock of Parent as described herein. At the closing of the Merger, and as a condition thereof, Parent shall have raised at least $3.75 million. In addition to this new capital, the Board of Mango believes that by merging with a public shell, the new company will have greater access to future capital. A copy of the most recent draft of the Merger Agreement is attached hereto as Exhibit A for your review. Mango is providing this Merger Consent Solicitation and Information Statement to all stockholders of Mango who are holders of record as of July 30, 1999 in order to obtain the required consent to the Merger.

I.       Summary of Terms of the Merger Agreement.

         Under the Merger Agreement, Merger-Sub will merge (the "Merger") with and into Mango and the holders of Mango capital stock will receive shares of common stock of Parent (the "Parent Common Stock") in exchange for the outstanding shares of capital stock of Mango, which includes all common stock of Mango as well as shares of Series A, B, C, D, and E convertible preferred stock of Mango, (collectively, the "Mango Capital Stock"). In addition, immediately following the Merger $6,000,000 aggregate principal amount of 12% Senior Secured Convertible Notes issued by Mango (the "Mango Debt") in connection with Mango's most recent short term financing will be exchanged for shares of Parent Common Stock.

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         As previously reported, Mango has retained Punk, Ziegel & Company to raise additional capital on behalf of the surviving entity, however, there can be no assurance that such funds will be raised.

         All of Mango's existing options and warrants shall be canceled. A new Parent option plan will be established. New options will be issued to existing employees and three new directors/advisors who will be added to the Board of Parent.

         The Board of Directors (the "Board") of Mango has approved the Merger transaction and declared it to be advisable and in the best interests of Mango.

II.      Exchange of Mango Capital Stock and Mango Debt for Parent Common Stock.

         As a result of the Merger, Parent will issue to the current holders of Mango Capital Stock an aggregate of six million (6,000,000) shares of Parent Common Stock at the conversion rates set forth in the table below. Each share of Parent Common Stock will be voting and will be entitled to a dividend if declared by the Board of Directors of the surviving entity.

         Conversion of Mango Capital Stock into Parent Common Stock

                                         Number of Shares
                                         of Parent Common    Number of Shares of
                                         Stock into Which       Parent Common
Classes of Mango            Shares        Each One Share      Stock into Which
 Capital Stock            Outstanding     Shall Convert      Class shall Convert
 -------------            -----------     -------------      -------------------

Common Stock                 511,250         0.17990                  91,972

Series A Preferred Stock   2,250,000         0.17990                 404,767

Series B Preferred Stock     750,000         0.17990                 134,923

Series C Preferred Stock   1,500,000         1.13288               1,699,319

Series D Preferred Stock     799,751         1.50673               1,205,008

Series E Preferred Stock   1,450,000         1.69932               2,464,012

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         In addition, following the Merger Parent will issue nine million
(9,000,000) shares of Parent Common Stock in exchange for the Mango Debt. In connection therewith, the Mango Debt shall be released.

         Accordingly, following the completion of the merger, the capitalization of the surviving entity shall be as follows:

                                  Shares Held in      Percentage Ownership of
           Group                 Surviving Entity        Surviving Entity
           -----                 ----------------        ----------------

Original Parent Stockholders         4,875,020                 24.53%

Former Mango Stockholders            6,000,000                 30.19%

Former Mango Debt Holders            9,000,000                 45.28%

Total                               19,875,020                100.00%

         The shares of Parent Common Stock that you will receive in exchange for shares of Mango Capital Stock will be restricted securities pursuant to Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold, unless registered under the Securities Act, except in compliance with Rule 144, which provides that a person holding restricted securities for a period of one (1) year may publicly sell in brokerage transactions at an amount equal to one percent (1%) of then outstanding Parent Common Stock every three (3) months or, if greater, a percentage of the shares publicly traded during a designated period. Accordingly, each share of Parent Common Stock that you receive in this transaction will bear a legend as follows:
"The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, not under any state securities law. Such shares may not be pledged, sold, assigned, hypothecated or otherwise transferred until (i) a registration statement with respect hereto is effective under the Act and any applicable state securities law or (ii) the company receives an opinion of counsel to the company or counsel to the holder of such securities, which counsel and opinion are reasonably satisfactory to the company, that such securities may be pledged, sold, assigned, hypothecated, or transferred without an effective registration statement under the act and applicable state securities laws."

         As a result of the Merger, your holding period for purposes of Rule 144 will restart. Unless registered under the Securities Act, your shares of Parent Common Stock will be subject to a stop transfer order. Information regarding what steps will be taken to register, under the Securities Act, certain shares of Parent Common Stock issued to you in exchange for your Mango Capital Stock is contained in Section III below.

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III.     Registration Rights.

         As described in Section VII below, the effectiveness of the Merger will result in the termination of any agreements you may have with Mango to register any shares, under the Securities Act, of Mango Capital Stock you own. However, subject to the completion of an audit and the preparation and delivery of audited financial statements, the Parent will use reasonable efforts to file, within 180 days after the closing date, a registration statement with the Securities and Exchange Commission relating to 25% of Parent Common Stock held by each former holder of Mango Capital Stock and Mango Debt.

IV.      Lock-ups.

         Mango is also requesting that you sign a lock-up consent in the form attached as Exhibit B. Because of the need for additional capital following the Merger, Parent will need to raise additional funds. The attached consent provides that from now through December 31, 2000 you will execute any reasonable lock-up requested by Parent in connection with future financings.

V.       Information about Parent.

         Attached as Exhibit C is a copy of Parent's Annual Report for the period ending December 31, 1998. The Annual Report has been attached in order to provide you with information about the Parent to assist you in making an informed decision.

VI.      Appraisal Rights.

         In the event you decide not to sign the enclosed Written Consent of Stockholders (the "Consent"), and the Merger is approved by a majority of stockholders of Mango, you will be entitled to an appraisal by a Court of Chancery of the fair market value of your shares, pursuant to Section 262(d)(2) ("Section 262") of the General Corporation Law of the State of Delaware. Attached as Exhibit D is a copy of Section 262 for your reference.

VII.     Prior Agreements.

         Approval of the Merger Agreement by a majority of the stockholders of Mango, and effectiveness of the Merger, will terminate the Third Amended and Restated Registration Rights Agreement, dated October 23, 1997, and the Third Amended and Restated Preemptive Rights Agreement, dated December 19, 1997, each by and among Mango and each of holder of all series of preferred stock of Mango, any amendments thereto, and any prior agreements related to subject matters thereof, and Parent shall not be bound by the terms of any such agreements.

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In addition, approval of the Merger Agreement by a majority of the stockholders of Mango and the effectiveness of the Merger, will terminate any rights you may be entitled to pursuant to any prior agreements or documents relating to your securities, including but not limited to, the above-referenced agreements and the Amended and Restated Certificate of Incorporation of Mango, as filed with the Secretary of State of the State of Delaware.

         This Information Statement does not constitute investment advice with respect to Mango or the terms of the Merger Agreement. You may wish to consult with independent counsel regarding the terms of the Merger Agreement.

         Approval of the majority of the Mango stockholders will allow the Merger to be consummated. If you decide to vote in favor of the Merger, please execute the enclosed Consent where indicated and return a signed copy of the Consent at your earliest convenience, but no later than August 10, 1999, by overnight mail or facsimile to:

                 Camhy Karlinsky & Stein LLP
                 1740 Broadway - 16th Floor
                 New York, New York 10019
                 Attn: Douglas N. Bernstein, Esq.
                 Fax (212) 977-8389.

Kindly retain copies of the executed documents for your records.

         If you have any questions regarding this transaction, please call Tim Keenan, Treasurer of Mango, at 212-872-9680.

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